					Exhibit 12.1
					2/12/2008
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2007

Year ended December 31,
	2003	2004	2005	2006	2007
--------------------------------------------------Thousands of Dollars---------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$1,037,301	$1,081,028	$1,197,831	$1,236,845	$1,262,232
Interest expense, net of amounts capitalized	193,728	240,572	297,313	319,894	345,538
Distributions on mandatorily redeemable preferred securities	62,415	15,948	0	0	0
AFUDC - Debt funds	5,634	10,295	11,812	12,354	28,469

Earnings as defined	$1,299,078	$1,347,843	$1,506,956	$1,569,093	$1,636,239

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$167,125	$179,219	$215,264	$217,954	$270,429
Interest on affiliated loans	3,299	46,512	68,735	87,672	65,769
Interest on interim obligations	0	24	0	0	8,463
Amort of debt disc, premium and expense, net	16,579	16,812	17,109	17,054	18,431
Other interest charges	12,359	8,301	8,017	9,571	10,915
Distributions on mandatorily redeemable preferred securities	62,415	15,948	0	0	0

Fixed charges as defined	$261,777	$266,816	$309,125	$332,251	$374,007

RATIO OF EARNINGS TO FIXED CHARGES	4.96	5.05	4.87	4.72	4.37